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                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                            and deemed filed under Rule 14d-9(a)
                                          of the Securities Exchange Act of 1934
                                             Filing by: P&O Princess Cruises plc
                                       Subject Company: P&O Princess Cruises plc
                                             SEC File No. of Princess: 001-15136


On January 8, 2003, P&O Princess Cruises plc posted the following Questions and Answers with respect to the DLC transaction with Carnival Corporation on its website, www.poprincesscruises.com:

                            Amended January 8th 2003

                  Shareholder FAQs for the website and hotline

What is going on?

     . On 24 October 2002, Carnival announced a pre-conditional proposal to combine with P&O Princess through a dual listed company structure.

     . On 8 January 2003, the P&O Princess Board announced that it agreed and recommended Carnival's proposal. Accordingly, P&O Princess and Carnival have entered into an implementation agreement to effect the DLC combination.

     . You should read these questions with the full text of the board's announcement which is also available in the transaction area of our website (at www.poprincesscruises.co.uk).

What is the Carnival DLC proposal?

     . Carnival's proposal is to combine with P&O Princess through a DLC structure on the basis of one P&O Princess share having economic and voting rights equivalent to 0.3004 Carnival shares. P&O Princess shareholders will hold approximately 26 per cent. of the equity of the Combined Group, and the Carnival shareholders will hold approximately 74 per cent..

     . In connection with the DLC transaction, Carnival is making a partial share offer for up to 20 per cent., in aggregate, of P&O Princess shares on the same economic basis. The Partial Share Offer enables P&O Princess shareholders to elect to exchange P&O Princess shares on the basis of 0.3004 Carnival shares for each P&O Princess share and 1.2016 Carnival shares for each P&O Princess ADS tendered.

Why are you recommending it now?

     . The joint venture agreement with Royal Caribbean Cruises was terminated on 1 January 2003 and the recommendation of the DLC transaction by the Board and the signing of the Implementation Agreement satisfies all the remaining pre-conditions to Carnival's DLC proposal.

     . The P&O Princess Board believes that Carnival's DLC offer is a highly attractive opportunity for all P&O Princess shareholders. The DLC structure:

               . allows all P&O Princess shareholders to retain their exposure to the global cruise industry;

               .    creates the world's largest cruise vacation group;

               .    combines complementary well-known brands operating globally;

               .    provides the potential to generate significant synergies;

               .    creates a strong balance sheet and cash generation.

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          .    The P&O Princess board believes that the proposed DLC transaction is in the best interests of P&O Princess and its shareholders as a whole.

What is the DLC structure? Why does P&O Princess want to use a DLC structure to combine with Carnival?

          . The DLC structure is a means of enabling P&O Princess and Carnival to combine their management and operations as if they were a single economic enterprise, while retaining their separate legal entities. This will be accomplished through contractual arrangements and amendments to each company's constitutional documents. In addition, the constitutional documents of the two companies will be harmonised, to the extent practicable and permitted by law, to ensure their corporate procedures are substantially similar.

          . The existing primary listings of P&O Princess on the London Stock Exchange and Carnival on the New York Stock Exchange will be maintained and the existing full index participations of P&O Princess in the FTSE 100 and Carnival in the S&P 500 are expected to be retained.

          . The DLC structure will allow P&O Princess shareholders who are required, or wish, to hold shares in a UK-listed company included in the FTSE indices to continue to do so, and, as a result, to continue to participate as a shareholder in the global cruise industry through P&O Princess.

Can I receive cash instead?

          . No, you cannot elect to receive cash for your shares either under the DLC transaction or the Partial Share Offer.

Can I choose whether to hold UK or US listed shares?

          . The Partial Share Offer enables P&O Princess shareholders to elect to exchange P&O Princess shares (which are expected to remain listed on the London Stock Exchange) for Carnival shares (which are expected to remain listed on the NYSE). The Partial Share Offer is being made for up to 20 per cent., in aggregate, of P&O Princess shares.

Does the DLC transaction still need to be approved by regulatory authorities? Could the regulatory authorities block the DLC transaction?

          . Carnival has previously received clearance from the European Commission and the U.S. Federal Trade Commission for the combination of its business with that of P&O Princess, pursuant to the share exchange offer.

          . P&O Princess and Carnival have been advised that the U.S. Federal Trade Commission clearance is also applicable to a combination accomplished pursuant to the DLC transaction and, therefore, that Carnival is not required to undergo any further antitrust regulatory process in the US in relation to the DLC transaction.

          . Carnival is submitting to the EC a renotification for clearance of the combination pursuant to the DLC transaction. P&O Princess and Carnival have been advised that there is no reason why the EC's appraisal of the DLC transaction would in any way differ from its

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               appraisal of the share exchange offer. Accordingly, P&O Princess and Carnival expect the DLC transaction to be cleared by the EC during the first quarter of 2003.

Do I need to take any action?

          . You need not take any action at this time. P&O Princess and Carnival currently expect the relevant documentation will be posted to shareholder in late February/early March following review by the SEC and the UKLA at which time you will be requested to take further action to approve the DLC transaction.

Will I get the chance to vote on the DLC transaction?

          . Yes. You will receive detailed information about the transaction in late February or early March. This will include details of the P&O Princess Extraordinary General Meeting (EGM) at which P&O Princess shareholders will be entitled to vote.

When will there be an EGM, and can I attend?

          . P&O Princess currently expects to hold its EGM in late March/early April. Full details will be contained in the documentation sent to P&O Princess shareholders.

          . All shareholders are entitled to attend the EGM or to vote at the EGM by proxy.

          . If you are in any doubt about what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised, in the UK, under the Financial Services and Markets Act 2000.

What role will Lord Sterling take in the Combined Group?

          . Lord Sterling was due to retire last October, and had agreed to continue as Chairman until the DLC transaction is completed.

          . He will be retiring from P&O Princess and stepping down from the Board once the DLC transaction completes.

Could I still vote for the Royal Caribbean DLC combination? Will the Chairman still be reconvening the EGM?

          . No. The Board has withdrawn its recommendation of the Royal Caribbean DLC combination. The Chairman has confirmed he will not be reconvening the EGM which was adjourned on 14 February 2002.

What is the `look through value'?

          . The "look through" value (of 481 pence per P&O Princess share published in Carnival's announcement of 8 January 2003) is calculated by dividing the Carnival share price by the US dollar exchange rate on 7 January 2003 and multiplying by the share exchange ratio of 0.3004.

What is the Partial Share Offer and how will it work?

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          .    Carnival is making the Partial Share Offer in connection with the
               DLC transaction. The Partial Share Offer enables P&O Princess shareholders to elect to exchange P&O Princess shares on the basis of 0.3004 Carnival shares for each P&O Princess share and
               1.2016 Carnival shares for each P&O Princess ADS tendered.

          . P&O Princess shareholders can elect to accept the Partial Share Offer in respect of all or a portion of their P&O Princess shareholdings. If acceptances of the Partial Share Offer are received in respect of in excess of 20 per cent. of P&O Princess' issued share capital, acceptances will be scaled down.

          . Further details of the Partial Share Offer are contained in the announcement, a copy of which is available on our website.

How do I decide whether or not to accept the Partial Share Offer?

          . We are unable to provide individual investment advice. If you are in any doubt about the Partial Share Offer or the action you should take, you should seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised, in the UK, under the Financial Services and Markets Act 2000.

Will P&O Princess need 75% shareholder approval to implement this DLC transaction as well?

          . Yes. P&O Princess shareholders must approve the resolution required to implement the DLC transaction by not less than 75% of the votes that are cast at the P&O Princess EGM voting in favour of the DLC transaction.

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Shareholding questions

What action do I need to take as a shareholder in P&O Princess Cruises?

          . Shareholders need take no action at this time. The company will write to you when you need to take action.

          . If you are in any doubt about what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised, in the UK, under the Financial Services and Markets Act 2000.

Will the two types of shares receive the same dividend payment?

          . P&O Princess shareholders will continue to receive dividends declared by P&O Princess and Carnival shareholders will continue to receive dividends declared by Carnival. Dividends in respect of both P&O Princess shares and Carnival shares declared after completion of the DLC transaction will be paid at about the same time and in equalised amounts in accordance with the equalised amounts in accordance with the equalisation ratio disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

Will Carnival maintain P&O Princess' ADS shares in the US?

          . Carnival has indicated it intends to retain the ADSs on the New York Stock Exchange for the foreseeable future.

What if I hold my shares through Crest?

          . Following implementation of the DLC transaction, your P&O Princess shares would remain eligible to be held through Crest.

I am an employee shareholder - how does this affect me?

          . On completion of the DLC transaction, all awards and options granted under the P&O Princess Employee Share Incentive Plans will vest in full and become capable of release or exercise immediately following completion of the DLC transaction.

How will this affect my tax position?

          . We are not able to offer personal tax advice. If you have any tax queries, you should seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised, in the UK, under the Financial Services and Markets Act 2000 immediately.

How will a DLC transaction with Carnival affect my dividends?

          . Following completion of the DLC transaction, it is intended that the value of dividends received by P&O Princess shareholders will be consistent with Carnival's regular quarterly dividend. Accordingly, had the Combined Group been in place for the last four quarters,

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               the dividends received by P&O Princess shareholders would have been approximately 5% higher.

Where can I get more information?

          . You will be posted documents detailing the DLC transaction and Partial Share Offer in late February/early March following review by the SEC and UKLA. All documentation and announcements issued by P&O Princess Cruises in relation to recent corporate activities can be accessed through the "transaction" area of the P&O Princess website, located at www.poprincesscruises.com. Alternatively, you can call the shareholder hotline on 0800 279 8886, or you can contact the company secretary on 020 7805 1200.

Customers
Is Carnival planning to sell some of P&O Princess' brands?

          . The quality of customer service and operating standards will continue to be a high priority for both companies, and our customers will continue to be served to the highest standards.

          . Carnival has stated that one of the benefits of the DLC transaction is the creation of a leading global vacation and leisure company with a wide portfolio of complementary brands, which will enable the Combined Group to offer a wider range of vacation choices to its customers.

What changes to itineraries are planned?

          . We cannot give any specific details at this point in time as we have not yet implemented a transaction. The Combined Group would be committed to offering a wide range of vacation choices to its customers.

Will the P&O Cruises and the Princess brands be retained? Will they be affected by the name change mentioned in the release?

          .    The company will continue to invest in its well-known brands.

          . The announcement explains that P&O Princess Cruises plc will change its name to Carnival (UK) plc. This will have no impact on the operating subsidiaries that will continue to trade under their current brand names.

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FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
================================================================================

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this announcement are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess and Carnival and their respective subsidiaries and the Combined Group, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "forecast", "future", "intends", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Carnival's and the Combined Group's actual results, performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to, the following: regulatory and shareholder approvals of the DLC transaction; achievement of expected benefits from the DLC transaction; risks associated with the combination of Carnival's and P&O Princess' businesses by means of a DLC structure; liquidity and index inclusion as a result of the implementation of the DLC structure, including a possible mandatory exchange; risks associated with the uncertainty of the tax status of the DLC structure; general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for the cruise products of Carnival, P&O Princess and the Combined Group; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and other vacation alternatives and increases in cruise ship and land based vacation alternative capacities; the impact of operating internationally; the international political and economic climate, armed conflict, terrorist attacks and other world events and negative media publicity and their impact on the demand for cruises; accidents and other incidents at sea affecting the health, safety and security of passengers; the ability of Carnival, P&O Princess and the Combined Group to implement their shipbuilding programs and brand strategies and to continue to expand their businesses worldwide; the ability of Carnival, P&O Princess and the Combined Group to attract and retain shipboard crew; the ability to obtain financing on terms that are favourable or consistent with Carnival's, P&O Princess' and the

Combined Group's expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and security, fuel, food and insurance costs; changes in the tax, environmental and other regulatory regimes under which each company operates; and the ability of a small group of shareholders to effectively control the outcome of shareholder voting. In addition, the paragraph entitled "risk factors" in P&O Princess' annual report on Form 20-F filed with the US Securities and Exchange Commission contains important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of P&O Princess' forward-looking statements and/or adversely affect its business, results of operations and financial position, which statements are incorporated herein by reference.

P&O Princess cautions the reader that these risks may not be exhaustive. Carnival and P&O Princess operate in a continually changing business environment, and new risks emerge from time to time. P&O Princess cannot predict such risks nor can it assess the impact, if any, of such risks on the businesses of Carnival and P&O Princess or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

P&O PRINCESS PLANS TO FILE REGISTRATION STATEMENTS ON FORM F-4 WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION, AND CARNIVAL HAS INDICATED THAT IT PLANS TO FILE A REGISTRATION STATMENT ON FORM S-4 IN CONNECTION WITH THE PARTIAL SHARE OFFER. THE FORMS F-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION, AND THE FORM S-4 WILL CONTAIN A PROSEPCTUS AND OTHER DOCUMENTS RELATING TO THE PARTIAL SHARE OFFER AND/OR THE DLC TRANSACTION. P&O PRINCESS PLANS TO MAIL A CIRCULAR WITH RESPECT TO THE DLC TRANSCATION TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORM F-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC, AND CARNIVAL HAS INDICATED THAT IT PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDRES AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. THE CIRCULAR, FORM F-4, FORM S-4 AND THE PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORM F-4, FORM S-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORM F-4, FORM S-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY.

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IN ADDITION TO THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH
THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.